UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

             Beginning January 1, 2002 and Ending December 31, 2002
                       ---------------            -----------------




                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         KEYSPAN CORPORATE SERVICES LLC
                         ------------------------------
                        (Exact Name of Reporting Company)



A                          Subsidiary                           Service Company
                --------------------------------
                   ("Mutual" or "Subsidiary")

Date of Incorporation       May  7,  1998
                           ---------------

If not Incorporated, Date of Organization        N/A
                                               --------

State of Sovereign Power under which Incorporated or Organized        New York
                                                                    ------------

Location of Principal Executive Offices of Reporting Company        Brooklyn, NY
                                                                    ------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 Theresa A. Balog Vice President and Controller
              ----------------------------------------------------
                       (Name)                   (Title)

                    One Metrotech Center, Brooklyn, NY 11201
                    ----------------------------------------
                                    (Address)

Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                               KEYSPAN CORPORATION
                              --------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.


                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                              Schedule or         Page
Description of Schedules and Accounts                                        Account Number      Number
-------------------------------------------                                  ---------------   -----------
    COMPARATIVE BALANCE SHEET                                                Schedule I           4-5
       SERVICE COMPANY PROPERTY                                              Schedule II          6-8
       ACCUMULATED PROVISION FOR  DEPRECIATION  AND
         AMORTIZATION OF SERVICE COMPANY PROPERTY                            Schedule III          9
       INVESTMENTS                                                           Schedule IV           10
       ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                          Schedule V            11
       FUEL STOCK EXPENSES UNDISTRIBUTED                                     Schedule VI           12
       STORES EXPENSE UNDISTRIBUTED                                          Schedule VII          13
       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                              Schedule VIII         14
       MISCELLANEOUS DEFERRED DEBITS                                         Schedule IX           15
       RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                   Schedule X            16
       PROPRIETARY CAPITAL                                                   Schedule XI           17
       LONG-TERM DEBT                                                        Schedule XII          18
       CURRENT AND ACCRUED LIABILITIES                                       Schedule XIII         19
       NOTES TO FINANCIAL STATEMENTS                                         Schedule XIV        20-26


    COMPARATIVE INCOME STATEMENT                                             Schedule XV         27-28
       ANALYSIS OF BILLING - ASSOCIATE COMPANIES                             Account 457           29
       ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                          Account 458           30
       ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
         NONASSOCIATE COMPANIES                                              Schedule XVI          31
       SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
         SERVICE FUNCTION                                                    Schedule XVII       32-36
       DEPARTMENTAL ANALYSIS OF SALARIES                                     Account 920           37
       OUTSIDE SERVICES EMPLOYED                                             Account 923         38-40
       EMPLOYEE PENSIONS AND BENEFITS                                        Account 926           41
       GENERAL ADVERTISING EXPENSES                                          Account 930.1         42
       MISCELLANEOUS GENERAL EXPENSES                                        Account 930.2         43
       RENTS                                                                 Account 931           44
       TAXES OTHER THAN INCOME TAXES                                         Account 408           45
       DONATIONS                                                             Account 426.1       46-48
       OTHER DEDUCTIONS                                                      Account 426.5         49
       NOTES TO STATEMENT OF INCOME                                          Schedule XVIII        50
       FINANCIAL DATA SCHEDULE                                               Schedule XIX          51

    ORGANIZATION CHART                                                                             52

    METHODS OF ALLOCATION                                                                        53-63

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                     64


                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                  As of December 31,
                                                                                  ----------------------------------
  ACCOUNT                               DESCRIPTION                                    2002               2001
-------------    ----------------------------------------------------------       ---------------    ---------------

                 ASSETS AND OTHER DEBIT ACCOUNTS
                 Service Company Property
         101     Service company property                                              $ 284,912          $ 304,332
         107     Construction work in progress                                             9,189             11,645
                                                                                  ---------------    ---------------
                                                            Total Property               294,101            315,977
         108     Accumulated provision for depreciation and amortization
                    of service company property                                          (95,773)          (114,866)
                                                                                  ---------------    ---------------
                                              Net Service Company Property               198,328            201,111
                                                                                  ---------------    ---------------

                 Investments
         123     Investment in associate companies                                             -                  -
         124     Other investments                                                             -                  -
                                                                                  ---------------    ---------------
                                                         Total Investments                     -                  -
                                                                                  ---------------    ---------------

                 Current and Accrued Assets
         131     Cash                                                                          -                  -
         134     Special deposits                                                          6,790              6,106
         135     Working funds                                                               692                732
         136     Temporary cash investments                                                    -             73,314
         141     Notes receivable                                                              -                  -
         143     Accounts receivable                                                      24,209             11,505
         144     Accumulated provision for uncollectible accounts                              -                  -
         146     Accounts receivable from associate companies                            467,044            554,331
         152     Fuel stock expenses undistributed                                             -                  -
         154     Materials and supplies                                                        -                  -
         163     Stores expense undistributed                                                  -                  -
         165     Prepayments                                                               3,559              3,168
         174     Miscellaneous current and accrued assets                                      -              2,768
                                                                                  ---------------    ---------------
                                          Total Current and Accrued Assets               502,294            651,924
                                                                                  ---------------    ---------------

                 Deferred Debits
         181     Unamortized debt expense                                                      -                  -
         184     Clearing accounts                                                             -                (59)
         186     Miscellaneous deferred debits                                               (96)               380
         188     Research, development or demonstration expenditures                           -                  -
         190     Accumulated deferred income taxes                                        19,733              1,798
                                                                                  ---------------    ---------------
                                                     Total Deferred Debits                19,637              2,119
                                                                                  ---------------    ---------------

                 Total Assets and Other Debit Accounts                                 $ 720,259          $ 855,154
                                                                                  ===============    ===============



                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                As of December 31,
                                                                                ----------------------------------
ACCOUNT                               DESCRIPTION                                    2002               2001
-----------    ----------------------------------------------------------       ---------------    ---------------

               LIABILITIES AND OTHER CREDIT ACCOUNTS
               Proprietary Capital
       201     Common stock issued                                                    $ 34,930           $ 34,930
       211     Miscellaneous paid-in-capital                                               484             (2,411)
       215     Appropriated retained earnings                                                -                  -
       216     Unappropriated retained earnings                                            931             (8,438)
                                                                                ---------------    ---------------
                                               Total Proprietary Capital                36,345             24,081
                                                                                ---------------    ---------------

               Long-Term Debt
       223     Advances from associate companies                                       348,044            348,044
       224     Other long-term debt                                                          -                  -
       225     Unamortized premium on long-term debt                                         -                  -
       226     Unamortized discount on long-term debt                                        -                  -
                                                                                ---------------    ---------------
                                                    Total Long-Term Debt               348,044            348,044
                                                                                ---------------    ---------------

               Other Noncurrent Liabilities
       262     Accumulated provision for injuries and damages                            5,987              5,720
       263     Accumulated provision for pension and benefits                                -                 (2)
       265     Accumulated miscellaneous operating provisions                            1,429              1,477
                                                                                ---------------    ---------------
                                      Total Other Noncurrent Liabilities                 7,416              7,195
                                                                                ---------------    ---------------

               Current and Accrued Liabilities
       231     Notes payable                                                                 -                  -
       232     Accounts payable                                                         34,818             63,101
       233     Notes payable to associate companies                                          -                  -
       234     Accounts payable to associate companies                                 193,197            368,092
       236     Taxes accrued                                                             2,995              3,311
       237     Interest accrued                                                              -                  -
       238     Dividends declared                                                            -                  -
       241     Tax collections payable                                                   2,483              2,856
       242     Miscellaneous current and accrued liabilities                            42,483             36,321
                                                                                ---------------    ---------------
                                   Total Current and Accrued Liabilities               275,976            473,681
                                                                                ---------------    ---------------

               Deferred Credits
       253     Other deferred credits                                                    1,073                745
       255     Accumulated deferred investment tax credits                                   -                  -
                                                                                ---------------    ---------------
                                                  Total Deferred Credits                 1,073                745
                                                                                ---------------    ---------------

               Accumulated Deferred Income Taxes
       282     Accumulated deferred income taxes                                        51,405              1,408
                                                                                ---------------    ---------------
                                       Accumulated Deferred Income Taxes                51,405              1,408
                                                                                ---------------    ---------------

               Total Liabilities and Other Credit Accounts                           $ 720,259          $ 855,154
                                                                                ===============    ===============


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                BALANCE AT                                                               BALANCE
                                                 BEGINNING                         RETIREMENTS         OTHER (1)        AT CLOSE
ACCOUNT             DESCRIPTION                   OF YEAR          ADDITIONS         OR SALES           CHANGES          OF YEAR
---------  ------------------------------     -----------------  ---------------  -----------------  -------------  ----------------
     121   Non-Utility Property (2)                   $ 184              $ -                $ -              $ -             $ 184
     303   Intangible Plant                           8,168                -                  -                -             8,168
     389   Land & Land Rights                         7,057                -              1,841                -             5,216
     390   Structures & Improvements                135,347           14,146              4,602                -           144,891
     391   Office Furniture & Equipment (2)         102,216            1,200             27,393                -            76,023
     392   Vehicles (2)                                 639                -                  5                -               634
     393   Stores Equipment                             780                5                 83                -               702
     394   Tools, Shop & Garage Equipment (2)        23,047              105                124                -            23,028
     395   Laboratory Equipment                       7,363                -                 86                -             7,277
     396   Power Operated Equipment (2)               1,914                -                 17                -             1,897
     397   Communication Equipment (2)               15,339               67              1,658                -            13,748
     398   Miscellaneous Equipment (3)                2,278              933                 67                -             3,144
                                              -----------------  ---------------  -----------------  -------------  ----------------

           SUB-TOTAL                                304,332           16,456             35,876                -           284,912

     106   Completed Construction Not
                Classified                                -                -                  -                -                 -

     107   Construction Work in Progress (4)         11,645                -                  -           (2,456)            9,189
                                              --------------  ---------------  -----------------  ----------------  ----------------

           TOTAL                                  $ 315,977         $ 16,456           $ 35,876         $ (2,456)        $ 294,101
                                              ==============  ===============  =================  ================  ================



(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: N/A


               ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For
                        the Year Ended December 31, 2002

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

(2)  SUBACCOUNTS  ARE REQUIRED FOR EACH CLASS OF  EQUIPMENT  OWNED.  THE SERVICE
     COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING
     THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                                      BALANCE
                                                                                                                      AT CLOSE
ACCOUNT                 SUBACCOUNT DESCRIPTION                                                   ADDITIONS            OF YEAR
----------   -------------------------------------------------------------------------------   ---------------     ---------------
  1211       Land to be Retained - Non-Utility                                                            $ -                 $ 5
  1214       Land for Disposal - Non-Utility                                                                -                 103
  1215       Structures for Disposal - Non-Utility                                                          -                  69
  1216       Land for Disposal - Non-Utility                                                                -                   7
  3910       Office Furniture & Equipment - Furniture                                                       5              13,476
  3911       Office Furniture & Equipment - Machines                                                        8               3,776
  3912       Office Furniture & Equipment - EDP-Readoc                                                      -                 720
  3913       Office Furniture & Equipment - EDP-IBM 1800 Computer                                           -                   -
  3914       Office Furniture & Equipment - PCs & Other Hardware                                        1,180              39,131
  3915       Office Furniture & Equipment - EDP-IBM 3033                                                    -              10,687
  3917       Office Furniture & Equipment - Laptops                                                         7                 600
  3918       Office Furniture & Equipment - EDP-CDC1700 Computer                                            -               7,633
  3921       Vehicles - Passenger Cars incl. Electric Powered Automobiles                                   -                   7
  3924       Vehicles - Ladders, Pick-ups, Forward Control Vans - 8,001 to 12,000 lbs.                      -                  46
  3926       Vehicles - Buckets, Derricks, Racks, Aux. Vehicles - 16,001 & over                             -                  19
  3929       Vehicles - Trailers (other than Field Office Trailers)                                         -                 562
  3940       Tools, Shop & Garage Equipment                                                               105              20,514
  3941       Tools, Shop & Garage Equipment - General Shops                                                 -               2,514
  3960       Power Operated Equipment - No Recovery                                                         -                  34
  3962       Power Operated Equipment - Field Office Trailers                                               -                  74
  3963       Power Operated Equipment - Truck Mounted Cranes                                                -               1,591
  3965       Power Operated Equipment - Digger Loaders                                                      -                  96
  3967       Power Operated Equipment - Payloaders & Misc. Equipment                                        -                  71
  3969       Power Operated Equipment - Trailer Mounted Compressors                                         -                  31
  3970       Communication Equipment                                                                       67              13,135
  3972       Communication Equipment - Cell Control Unit & Network Control Node                             -                 346
  3976       Communication Equipment - Fiber-Cable                                                          -                 176
  3977       Communication Equipment - Fiber-Conduit                                                        -                  91
                                                                                               ---------------     ---------------

             TOTAL                                                                                    $ 1,372            $115,514
                                                                                               ===============     ===============

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)



(3)              DESCRIBE OTHER SERVICE COMPANY PROPERTY:
                     Rest or lounge room equipment
                     Kitchen equipment
                     Recreation equipment and facilities
                     Hospital equipment
                     Accident prevention equipment


(4)              DESCRIBE CONSTRUCTION WORK IN PROGRESS
                     Building renovations
                     Computer hardware purchases
                     Office furniture purchases
                     Capital tool purchases


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                            BALANCE AT        ADDITIONS                                OTHER            BALANCE
                                            BEGINNING         CHARGED TO                               CHARGES          AT CLOSE
ACCOUNT              DESCRIPTION            OF YEAR           ACCT. 403         RETIREMENTS        ADD/(DEDUCT)         OF YEAR
-------- ------------------------------- ----------------   ----------------  ------------------  ------------------  --------------
   121   Non-Utility Property                       $ (1)               $ 1                 $ -                 $ -             $ -
   303   Intangible Plant                          3,016              1,299                   -                   -           4,315
   389   Land & Land Rights                            -                  -              (1,841)              1,841               -
   390   Structures & Improvements                37,725              5,233              (4,602)                  -          38,356
   391   Office Furniture & Equipment             55,794              8,054             (27,393)                  -          36,455
   392   Vehicles                                   (478)                31                  (5)                  -            (452)
   393   Stores Equipment                             95                 27                 (83)                  -              39
   394   Tools, Shop & Garage Equipment            6,973                744                (124)                  -           7,593
   395   Laboratory Equipment                      1,836                200                 (86)                  -           1,950
   396   Power Operated Equipment                    768                150                 (17)                  -             901
   397   Communication Equipment                   6,883                865              (1,658)                  -           6,090
   398   Miscellaneous Equipment                     781                 87                 (67)                  -             801
   399   Completed Construction Not
             Classified                                -                  -                   -                   -               -
                                         ----------------   ----------------  ------------------  ------------------  --------------
         SUB-TOTAL                               113,392             16,691             (35,876)              1,841          96,048

         Retirement Work in Progress               1,474                  -                   -              (1,749)           (275)
                                         ----------------   ----------------  ------------------  ------------------  --------------

         TOTAL                                 $ 114,866           $ 16,691           $ (35,876)               $ 92        $ 95,773
                                         ================   ================  ==================  ==================  ==============


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following  schedule  concerning  investments.  Under
               Account   124  -  Other   Investments,   state  each   investment
               separately,  with  description,  including  the  name of  issuing company, number of shares or principal amount, etc.

               Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                              BALANCE AT                    BALANCE AT
                                                              BEGINNING                      CLOSE OF
                          DESCRIPTION                          OF YEAR                         YEAR
                 -------------------------------           -----------------           ----------------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                    $      -                         $      -
                                                           =================           ======================


ACCOUNT 124 - OTHER INVESTMENTS                                    $      -                         $      -
                                                           =================           ======================


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                           $ 73,314                         $      -
                                                           =================           ======================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                               BALANCE AT               BALANCE AT
                                                                               BEGINNING                 CLOSE OF
                          DESCRIPTION                                           OF YEAR                    YEAR
                 -------------------------------                            -----------------        ------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                 Boston Gas Company                                                $ 251,870                 $ 186,216
                 Essex Gas Company                                                    (5,730)                    3,509
                 Colonial Gas Company                                                 94,909                   141,119
                 Energy North Natural Gas, Inc.                                       69,073                     3,593
                 Eastern Enterprises                                                  48,000                    18,608
                 Midland Enterprises Inc.                                              2,132                         -
                 KeySpan MHK, Inc.                                                    10,310                         -
                 KeySpan Technologies, Inc.                                            3,610                       241
                 KeySpan Utility Services LLC                                         24,929                    24,671
                 KeySpan Engineering & Survey, Inc.                                   30,390                     4,049
                 KeySpan Electric Services LLC                                        54,232                   137,092
                 KeySpan Generation LLC                                              (39,629)                  (20,420)
                 KeySpan Energy Development Corp.                                    (73,260)                    1,410
                 THEC Holdings Corp.                                                   1,669                     1,591
                 KeySpan Gas East Corporation                                        127,148                   145,659
                 The Brooklyn Union Gas Company                                       57,865                    77,453
                 KeySpan Ravenwood Services Corp.                                   (229,750)                   (1,724)
                 KeySpan Ravenswood Inc.                                             292,862                    88,893
                 KeySpan Energy Trading Services LLC                                   9,551                   (12,812)
                 KeySpan Energy Corporation                                              713                    11,328
                 KeySpan Services Inc.                                                (4,303)                   13,546
                 KeySpan Energy Services Inc.                                            936                         -
                 KeySpan Communications Corp                                             184                        28
                 KeySpan Energy Solutions, LLC                                           511                         -
                 KeySpan Energy Management, LLC                                        1,877                         -
                 R.D. Mortman, LLC                                                        19                         -
                 Fritze KeySpan, LLC                                                      40                         -
                 Paulus, Sokolowski and Sartor, LLC                                      242                         -
                 Roy Kay, Inc.                                                        23,381                         -
                 KeySpan Glenwood Energy Center LLC                                        -                    84,395
                 KeySpan Spagnoli Road Energy Center LLC                                   -                    38,317
                 KeySpan Port Jefferson Energy Center LLC                                  -                    92,317
                 WDF Inc.                                                             10,044                         -
                 KeySpan Corporation                                                (209,494)                 (572,035)
                                                                            -----------------        ------------------

                 TOTAL                                                             $ 554,331                 $ 467,044
                                                                            =================        ==================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to
               fuel  stock  expenses   during  the  year  and  indicate   amount
               attributable to each associate company.  Under the section headed
               "Summary"  listed  below  give  an  overall  report  of the  fuel functions performed by the service company.


                     DESCRIPTION                            LABOR                   EXPENSES                     TOTAL
                 -----------------------------------    ---------------          ---------------          ---------------------
ACCOUNT 152 - FUEL STOCK EXPENSES
                 UNDISTRIBUTED                                     $ -                      $ -                            $ -
                                                        ===============          ===============          =====================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



                   DESCRIPTION                            LABOR                        EXPENSES                       TOTAL
                 ---------------------------          ---------------               ---------------               ---------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                       $ -                           $ -                           $ -
                                                      ===============               ===============               ===============


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                            BALANCE AT                    BALANCE AT
                                                                            BEGINNING                      CLOSE OF
                          DESCRIPTION                                        OF YEAR                         YEAR
                 -------------------------------                          ---------------               ----------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                 Cash Surrender Value - Group Life Insurance                     $ 2,082                            $ -

                 Rent Receivable                                                     679                              -

                 All Other - Net                                                       7                              -
                                                                          ---------------               ----------------

                 TOTAL                                                           $ 2,768                            $ -
                                                                          ===============               ================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.


                                                                   BALANCE AT                      BALANCE AT
                                                                   BEGINNING                        CLOSE OF
                          DESCRIPTION                               OF YEAR                           YEAR
                 -------------------------------                -----------------               ------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS
                 Other Work in Progress                                    $ 363                            $   -

                 Refunds-Customer Deposits/Receipts                            -                              (96)

                 CNG Fueling Station                                          17                                -
                                                                -----------------               ------------------

                 TOTAL                                                     $ 380                            $ (96)
                                                                =================               ==================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.


                          DESCRIPTION                                                    AMOUNT
                 -------------------------------                                     ---------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                               $ -
                                                                                     ===============


               ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For
                        the Year Ended December 31, 2002

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                                        NUMBER OF            PAR OR STATED                  OUTSTANDING
    ACCOUNT                                              SHARES                  VALUE                       AT CLOSE
    NUMBER                  CLASS OF STOCK             AUTHORIZED              PER SHARE                     OF PERIOD
----------------  --------------------------------  ------------------  ------------------------  --------------------------------
      201         Common Stock Issued                    1 SHARE                   -              NO. OF SHARE
                                                                                                                                1
                                                                                                  TOTAL AMOUNT
                                                                                                                         $ 34,930



INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                       AMOUNT
------------------                                        ---------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                              $ 484


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                 -
                                                          ---------------------

TOTAL                                                                    $ 484
                                                          =====================


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                 BALANCE AT                                                            BALANCE AT
                                 BEGINNING           NET INCOME              DIVIDENDS                    CLOSE
DESCRIPTION                       OF YEAR             OR (LOSS)                PAID                      OF YEAR
------------------           -------------------  ------------------  ------------------------  -----------------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS                    (8,438)              9,369                         -                            931
                             -------------------  ------------------  ------------------------  -----------------------------


TOTAL                                  $ (8,438)            $ 9,369                       $ -                          $ 931
                             ===================  ==================  ========================  =============================


Net Income represents the following:
     Net Income before Taxes                                      $ 6,262
     Less:  State Income Tax Expense                                  350
     Less:  Federal Income Tax Expense                             (3,457)
                                                        ------------------
                                                        ------------------
     Net Income after Taxes                                       $ 9,369
                                                        ==================
                                                        ==================

Net Income before Taxes includes the following:
     Late Payment Charge from Associates                            $ 163
     Reversal of Severance Accrual                                    571
     Return on Equity                                               5,528
                                                        ------------------
                                                        ------------------
     Total                                                        $ 6,262
                                                        ==================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for  advances on notes,  and advances on open  account.  Names of associate  companies  from which  advances were received shall be shown  under the  class and  series  of  obligation  column.  For
               Account 224 - Other Long-Term Debt,  provide the name of creditor company  or  organization,  terms  of  the  obligation,  date  of
               maturity,   interest   rate,   and  the  amount   authorized  and
               outstanding.

                        TERMS OF OBLIG        DATE                               BALANCE AT                               BALANCE AT
                        CLASS & SERIES         OF       INTEREST     AMOUNT      BEGINNING                    (1)           CLOSE
  NAME OF CREDITOR      OF OBLIGATION       MATURITY      RATE     AUTHORIZED     OF YEAR     ADDITIONS   DEDUCTIONS       OF YEAR
----------------------- ------------------ ----------- ---------- ------------ ------------- ----------- -------------- ------------
KeySpan Corporation -
        Parent          Promissory Note    11/15/2005    7.25%      $ 700,000     $ 173,828        $ -           $ -      $ 173,828

Long Island Power
        Authority       Promissory Note,
                        Series 1985A        3/1/2016     5.15%      $  58,022        58,020          -             -         58,020

Long Island Power
        Authority       Promissory Note,
                        Series 1985B        3/1/2016     5.15%      $  50,000        22,100          -             -         22,100

Long Island Power
        Authority       Promissory Note,
                        Series 1992         3/15/2023    8.20%      $ 270,000        94,096          -             -         94,096
                                                                               ------------- ----------- -------------- ------------

TOTAL                                                                             $ 348,044        $ -           $ -      $ 348,044
                                                                               ============= =========== ============== ============


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                             BALANCE AT                 BALANCE AT
                                                                             BEGINNING                   CLOSE OF
                          DESCRIPTION                                         OF YEAR                      YEAR
                 -------------------------------                          -----------------          -----------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                               $       -                   $      -
                                                                          =================          =================





ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

                 KeySpan Utility Services LLC                                    $   5,588                   $  3,549
                 KeySpan Engineering & Survey, Inc.                                  9,614                      4,522
                 KeySpan Services Inc.                                                   -                       (837)
                 KeySpan Corporation                                               352,890                    185,963
                                                                          -----------------          -----------------

                 TOTAL                                                           $ 368,092                   $193,197
                                                                          =================          =================




ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

                 Severance Accrual                                               $   2,725                      $ 623
                 Post Employment Benefits                                            3,094                      3,094
                 Accrued Vacation                                                   11,682                     14,905
                 Accrued Incentive Compensation                                     17,552                     21,046
                 Accrued Interest on Management Deferred Compensation                1,262                      1,405
                 401K Supplemental - Executives                                          6                          -
                 Employees 401K Match                                                    -                        997
                 Officers' Deferred Stock Unit Plan 20% Match                            -                        413
                                                                          -----------------          -----------------

                 TOTAL                                                           $  36,321                   $ 42,483
                                                                          =================          =================

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Corporate Services LLC ("KCS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc. (collectively d/b/a KeySpan Energy Delivery New England ("KEDNE")), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KCS and KeySpan and its subsidiaries (collectively, the "Client Companies"), KCS provides the following services to the Client Companies: (a) corporate affairs (b) customer services (c) environmental services (d) executive and administration (e) financial services
(f) human resources (g) information technology (h) legal and regulatory and (i) operating services.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are 1) directly assigned where possible 2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship, otherwise c) allocated broad based. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements presented herein include the years ended December 31, 2002 and 2001.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 1.  Summary of Significant Accounting Policies(Continued)

The accounting records of KCS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and temporary investments purchased with the original maturity of three months or less.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Service Company Property

Service company property is stated at original cost, which includes labor, material, applicable taxes, and allocations of overhead. Depreciation is provided on a straight-line basis in amounts equivalent to composite rates on average depreciable property. The cost of property retired, plus the cost of removal less salvage, is charged to accumulated depreciation. The cost of repair and minor replacement and renewal of property is charged to income as incurred.

Recent Accounting Pronouncements

On January 1, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets". Under SFAS 142, among other things, goodwill is no longer required to be amortized and is to be tested for impairment at least annually. The initial impairment test was to be performed within six months of adopting SFAS 142 using a discounted cash flow method, compared to a undiscounted cash flow method

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 1.  Summary of Significant Accounting Policies(Continued)

allowed under a previous standard. Any amounts impaired using data as of January 1, 2002, was to be recorded as a "Cumulative Effect of an Accounting Change". Any amounts impaired using data after the initial adoption date will be recorded as an operating expense. At the present time, the Company does not have goodwill or intangible assets.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was effective January 1, 2002, and addresses accounting and reporting for the impairment or disposal of long- lived assets. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 retains the fundamental provisions of SFAS No. 121 and expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. For 2002, implementation of this Statement did not have any effect on our results of operations and financial position.

In June of 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability recognition for Certain
Employee Termination benefits and Other Costs to Exit an Activity". This Statement is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The disclosure requirements are effective for interim and annual financial statements for periods ending after December 15, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. Adoption of this Statement is not expected to have any effect on our results of operations and financial condition.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 1.  Summary of Significant Accounting Policies(Continued)

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. At the present time, the Company does not have any arrangements with variable interest entities.

Note 2.  Postretirement Benefits

Pension: KCS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KCS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KCS). Pension expense (income) attributed to KCS for the years ended December 31, 2002 and 2001, was approximately $2.2 million and $(20.5) million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KCS. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KCS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KCS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KCS). KCS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KCS for the years ended December 31, 2002 and 2001, was approximately $18.8 million and $15.7 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KCS.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Note 3.  Work Force Reduction Programs

KCS recorded an $8.9 million liability in December 2000 associated with the severance program. In 2001, approximately $6.2 million in payments were made leaving a balance at December 31, 2001 of approximately $2.7 million. In 2002, $2.2 million in payments were made with the remaining liability of $0.6 million reversed into salaries and wages expense on the Statement of Income.

Note 4.  Notes Payable to Associate Companies

KCS had $348 million of notes payable to KeySpan at December 31, 2002 and 2001. These notes which do not have maturity dates, reflect interest rates which range from 5.15% to 8.2%. These notes do not have any maturity date. This debt supports a capital structure of 90% debt and 10% equity as prescribed by the SEC.

The fair value of the underlying debt recorded at KeySpan at December 31, 2002 and 2001 was $373.0 and $360.4 million, respectively.

Note 5.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KCS and funded, as needed, through the issuance of commercial paper by KeySpan. Interest charged on outstanding borrowings is generally equal to KeySpan's short term borrowing rate, plus a proportional share of the administrative costs incurred in obtaining the required funds. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.

Note 6.  Financial Guarantees

KCS has jointly and severally guaranteed approximately $602 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-8.20%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KeySpan Utility Services LLC, and KeySpan Electric Services.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


In March, 2003, KeySpan called $447 million of the above Notes, leaving only $155 million subject to guarantee. The remaining debt has maturity dates from 2016 through 2025 and interest rates from 5.15% to 5.30%.

Note 7.  Operating Leases

Since the beginning of 2001, substantially all leases, other than leases associated with KEDNE and the non-regulated businesses of KeySpan, are obligations of KCS. These operating lease agreements which have various terms and expiration dates, are for buildings, office equipment, vehicles and powered operated equipment. This expense is recorded on KCS and allocated as an intercompany expense to all of the KeySpan companies except the non-regulated businesses of KeySpan.

Note 8.  Income Tax

The Company will file a consolidated federal income tax return for calendar year 2002 with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:

------------------------------------------------------------------------------
                                          Year Ended          Year Ended
(In Thousands of Dollars)             December 31, 2002    December 31, 2001
------------------------------------------------------------------------------
Current income tax                           $    (34,908)        $    10,844
Deferred income tax                                31,451              (9,041)
------------------------------------------------------------------------------
Total income tax expense (benefit)           $     (3,457)        $     1,803
------------------------------------------------------------------------------

The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:

----------------------------------------------------------

(In Thousands of Dollars)              December 31, 2002  December 31, 2001
-----------------------------------------------------------------------------
Reserves not currently deductible         $     464           $ (4,624)
Benefits of tax loss carry forwards                              1,798
Property related differences                (37,715)           (14,432)
Pension and postretirement costs             15,620              7,937
Property taxes                                 (985)            (1,005)
Other items - net                            (9,056)            10,716
-----------------------------------------------------------------------------
Net deferred tax asset (liability)        $ (31,672)          $    390
-----------------------------------------------------------------------------

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 8.  Income Tax (Continued)

The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%:


-----------------------------------------------------------------------------------------------
                                                    Year Ended
(In Thousands of Dollars)                        December 31, 2002       December 31, 2001
-----------------------------------------------------------------------------------------------
Computed at the statutory rate                     $      2,069           $        1,506
Adjustments related to:
  Accrual to return adjustment                          (11,012)                     845
  Tax gain on sale of assets                                  -                     (670)
  Other items - net                                       5,486                      122
-----------------------------------------------------------------------------------------------
Total income tax expense (benefit)                 $     (3,457)          $        1,803
-----------------------------------------------------------------------------------------------


                      ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                            Year Ended December 31, 2002

                                        SCHEDULE XV
                                    STATEMENT OF INCOME
                                       (In Thousands)

-----------------------------------------------------------------------------------------------------------------------

                                                                                   YEAR                    YEAR
                                                                                  ENDED                   ENDED
    ACCOUNT                                     DESCRIPTION                     12/31/2002              12/31/2001
-----------------------------------------------------------------------------------------------     -------------------
         INCOME
457.1           SERVICES RENDERED TO ASSOCIATE COMPANIES                             $ 146,524                $ 93,529
457.2           SERVICES RENDERED TO ASSOCIATE COMPANIES                               442,262                 417,248
457.3           SERVICES RENDERED TO ASSOCIATE COMPANIES                                30,333                  29,021
                                                                            -------------------     -------------------
                                                TOTAL INCOME                         $ 619,119               $ 539,798
                                                                            -------------------     -------------------
        EXPENSE
583             OVERHEAD LINE EXPENSES                                                   $ 120                   $ 166
587             CUSTOMER INSTALLATION EXPENSES                                           2,822                   2,441
813             OTHER GAS SUPPLY EXPENSES                                                1,030                      15
850             TRANSMISSION OPERATION SUPERVISION AND ENGINEERING                          13                       -
874             MAINS & SERVICES EXPENSES                                                2,016                      11
879             CUSTOMER INSTALLATION EXPENSES                                             903                     738
893             MAINTENANCE OF METERS AND HOUSE REGULATORS                                 822                       9
901             SUPERVISION                                                                345                      58
902             METER READING EXPENSES                                                  12,564                  12,416
903             CUSTOMER RECORDS AND COLLECTIONS                                        62,510                  49,987
910             CUSTOMER ASSISTANCE EXPENSES                                             1,928                   2,079
911             SALES SUPERVISION                                                          383                       4
912             SALES DEMONSTRATION AND SELLING EXPENSES                                15,461                      98
913             SALES ADVERTISING EXPENSES                                               2,344                       7
916             MISCELLANEOUS SALES EXPENSES                                                19                       -
920             SALARIES AND WAGES                                                     151,572                 117,440
921             OFFICE SUPPLIES AND EXPENSES                                           122,837                 131,238
923             OUTSIDE SERVICES EMPLOYED                                                7,229                   1,177
924             PROPERTY INSURANCE                                                       5,335                     985
925             INJURIES AND DAMAGES                                                         -                       -
926             EMPLOYEE PENSIONS AND BENEFITS                                               -                       -
928             REGULATORY COMMISSION EXPENSES                                             212                     200
930.1           INSTITUTIONAL OR GOODWILL ADVERTISING                                    2,846                   2,651
930.2           MISCELLANEOUS GENERAL EXPENSES                                           6,719                   6,837
931             GENERAL RENTS                                                            1,406                   1,260
932             MAINTENANCE OF STRUCTURES AND EQUIPMENT                                  1,077                       -
940             SERVICE COMPANY EXPENSES TO CAPITAL                                     63,370                  78,033
950             ENVIRONMENTAL EXPENSES                                                  11,996                   7,879
960             FLEET EXPENSES                                                          32,224                  38,519
961             BUILDING SERVICE EXPENSES                                               35,099                  27,116
962             STORES EXPENSE                                                           4,865                   3,921
984             SERVICE COMPANY EXPENSES TO CLEARING ACCTS.                             12,562                     189


                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2002

                                   SCHEDULE XV
                         STATEMENT OF INCOME (Continued)
                                 (In Thousands)

------------------------------------------------------------------------------------------------------------------------------

                                                                                    YEAR                        YEAR
                                                                                    ENDED                       ENDED
     ACCOUNT                                        DESCRIPTION                  12/31/2002                  12/31/2001
--------------------------------------------------------------------------------------------------      ----------------------
403           DEPRECIATION AND AMORTIZATION EXPENSE                                        13,752                      13,328
404           AMORTIZATION OF LIMITED-TERM PLANT                                                -                       1,445
405           AMORTIZATION OF OTHER GAS PLANT                                               1,300                           -
408           TAXES OTHER THAN INCOME                                                      11,440                      10,344
409           INCOME TAXES                                                                (34,908)                     10,844
410           PROVISION FOR DEFERRED INCOME TAXES                                          31,451                      (9,041)
411           PROVISION FOR DEFERRED INCOME TAXES-CR.                                           -                           -
419           INTEREST AND DIVIDEND INCOME                                                (47,712)                    (25,808)
421           MISCELLANEOUS NONOPERATING INCOME                                                 1                         (23)
421.1         GAIN ON DISPOSITION OF PROPERTY                                              (2,383)                     (1,983)
426.1         DONATIONS                                                                     1,342                       1,985
426.3         PENALTIES                                                                         -                           -
426.4         EXPENDITURES FOR CERTAIN CIVIC, POLITICAL &  RELATED ACT.                       384                         348
426.5         OTHER DEDUCTIONS                                                                100                          85
427           INTEREST ON LONG-TERM DEBT                                                        -                      32,850
428           AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                         -                       1,139
430           INTEREST ON DEBT TO ASSOCIATED COMPANIES                                     71,564                       9,728
431           OTHER INTEREST EXPENSE                                                          790                       6,582
                                                                            ----------------------      ----------------------
                                                   TOTAL EXPENSE                        $ 609,750                   $ 537,297
                                                                            ----------------------      ----------------------

              NET INCOME OR (LOSS)                                                        $ 9,369                     $ 2,501
                                                                            ======================      ======================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)

                                                     DIRECT            INDIRECT             COMPENSATION          TOTAL
                 NAME OF ASSOCIATE COMPANY            COSTS              COSTS               FOR USE OF           AMOUNT
                                                     CHARGED            CHARGED               CAPITAL             BILLED
-----------------------------------------------------------------------------------------------------------------------------
                                                      457-1              457-2                 457-3
Boston Gas Company                                      $ 35,486              $ 86,510                   $ 19      $ 122,015
Essex Gas Company                                          1,723                   221                      -          1,944
Colonial Gas Company                                       6,144                21,518                      -         27,662
Energy North Natural Gas, Inc.                             3,308                12,727                      -         16,035
KeySpan New England LLC                                       86                     -                      -             86
Midland Enterprises Inc.                                       3                   943                      -            946
KeySpan Utility Services LLC                               1,315                   402                      -          1,717
KeySpan Engineering & Survey, Inc.                         1,036                 1,902                      -          2,938
KeySpan Electric Services LLC                             21,617               123,103                 14,962        159,682
KeySpan Generation LLC                                     5,730                14,968                  1,651         22,349
KeySpan Energy Development Corporation                     2,409                 1,691                      -          4,100
KeySpan Gas East Corporation                              14,757                62,915                  4,598         82,270
The Brooklyn Union Gas Company                            34,228                86,175                  6,670        127,073
KeySpan Ravenswood Services Corp.                          3,747                14,248                  2,280         20,275
The Houston Exploration Company                              284                 3,158                      -          3,442
KeySpan Energy Trading Services LLC                          188                   718                     73            979
KeySpan Glenwood Energy Center LLC                            63                     -                      -             63
KeySpan Port Jefferson Energy Center LLC                     169                     -                      -            169
KeySpan Technologies Inc.                                  5,372                     5                      -          5,377
KeySpan Services Inc.                                      5,272                11,897                     80         17,249
KeySpan Corporation                                        3,587                  (839)                     -          2,748
                                                 ----------------------------------------------------------------------------
                           TOTAL                        $146,524             $ 442,262               $ 30,333      $ 619,119
                                                 ============================================================================


               ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For
                        the Year Ended December 31, 2002

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)

                                            DIRECT          INDIRECT           COMPENSATION            TOTAL
          NAME OF ASSOCIATE COMPANY          COSTS           COSTS              FOR USE OF            AMOUNT
                                            CHARGED         CHARGED              CAPITAL              BILLED
------------------------------------------------------------------------------------------------------------------
                                             458-1           458-2                458-3




                                        --------------------------------------------------------------------------
                    TOTAL                           $ -              $ -                  $ -             $ -
                                        ==========================================================================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their  separate  analysis of billing schedules.


                                         -------------------------------------------------------------------------------------------
                                             ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                         -------------------------------- ------------------------ ---------------------------------
                                         DIRECT     INDIRECT               DIRECT  INDIRECT            DIRECT   INDIRECT
ACCOUNT          DESCRIPTION              COST        COST        TOTAL     COST     COST    TOTAL      COST      COST        TOTAL
------------------------------------------------------------------------- ------------------------ ---------------------------------
  583   Overhead Line Expenses               $ 120         $ -     $ 120     $ -     $ -      $ -     $ 120       $ -       $ 120
  587   Customer Installation Expenses       2,822           -     2,822       -       -        -     2,822         -       2,822
  813   Other Gas Supply Expenses                -       1,030     1,030       -       -        -         -     1,030       1,030
  850   Transmission Operation
           Supervision and Engineering          13           -        13       -       -        -        13         -          13
  874   Mains and Services Expenses             11       2,005     2,016       -       -        -        11     2,005       2,016
  879   Customer Installation Expenses         903           -       903       -       -        -       903         -         903
  893   Maintenance of Meters and House
           Regulators                            -         822       822       -       -        -         -       822         822
  901   Supervision                            338           7       345       -       -        -       338         7         345
  902   Meter Reading Expenses                  45      12,519    12,564       -       -        -        45    12,519      12,564
  903   Customer Records and Collection     20,971      41,539    62,510       -       -        -    20,971    41,539      62,510
  910   Customer Assistance Expenses         1,173         755     1,928       -       -        -     1,173       755       1,928
  911   Sales Supervision                        -         383       383       -       -        -         -       383         383
  912   Sales Demonstration and Selling
           Expenses                          7,771       7,690    15,461       -       -        -     7,771     7,690      15,461
  913   Sales Advertising Expenses               9       2,335     2,344       -       -        -         9     2,335       2,344
  916   Miscellaneous Sales Expenses            19           -        19       -       -        -        19         -          19
  920   Salaries and Wages                  22,855     129,288   152,143       -       -        -    22,855   129,288     152,143
  921   Office Supplies and Expenses        17,665     105,172   122,837       -       -        -    17,665   105,172     122,837
  923   Outside Services Employed            3,390       3,839     7,229       -       -        -     3,390     3,839       7,229
  924   Property Insurance                   1,792       3,543     5,335       -       -        -     1,792     3,543       5,335
  926   Employee Pensions and Benefits           -           -         -       -       -        -         -         -           -
  928   Regulatory Commission Expenses         212           -       212       -       -        -       212         -         212
 930.1  Institutional or Goodwill
           Advertising                           -       2,846     2,846       -       -        -         -     2,846       2,846
 930.2  Miscellaneous General Expenses       1,862       4,857     6,719       -       -        -     1,862     4,857       6,719
  931   General Rents                        1,406           -     1,406       -       -        -     1,406         -       1,406
  932   Maintenance of Structures
           and Equipment                       344         733     1,077       -       -        -       344       733       1,077
  940   Service Company Expenses to
           Capital                          13,146      50,224    63,370       -       -        -    13,146    50,224      63,370
  950   Environmental Expenses              11,936          60    11,996       -       -        -    11,936        60      11,996
  960   Fleet Expenses                           -      32,224    32,224       -       -        -         -    32,224      32,224
  961   Building Service Expenses           35,099           -    35,099       -       -        -    35,099         -      35,099
  962   Stores Expense                       2,348       2,517     4,865       -       -        -     2,348     2,517       4,865
  984   Service Company Expenses to
           Clearing  Accounts                  227      12,335    12,562       -       -        -       227    12,335      12,562
  403   Depreciation Expense                     -      13,752    13,752       -       -        -         -    13,752      13,752
  405   Amortization of Other Gas Plant          -       1,300     1,300       -       -        -         -     1,300       1,300
  408   Taxes Other Than Income Taxes -
           Prop., Payroll & Fuel                 -      11,090    11,090       -       -        -         -    11,090      11,090
  421   Miscellaneous Nonoperating Income        -           1         1       -       -        -         -         1           1
 421.1  Gain on Disposition of Property          -      (2,383)   (2,383)      -       -        -         -    (2,383)     (2,383)
 426.1  Donations                                -       1,342     1,342       -       -        -         -     1,342       1,342
 426.4  Expenditures for Certain Civic,
           Political &  Related Act.             -         384       384       -       -        -         -       384         384
 426.5  Other Deductions                        47          53       100       -       -        -        47        53         100
                                         -------------------------------- --------------------------------------------------------
                  SUB-TOTAL EXPENSES       146,524     442,262   588,786       -       -        -   146,524   442,262     588,786
  920   Salaries and Wages - unallocated
           severance expense                     -           -      (571)      -       -        -         -         -        (571)
  408   Taxes Other Than Income Taxes -
           Other                                 -           -       350       -       -        -         -         -         350
  409   Income Taxes                             -           -   (34,908)      -       -        -         -         -     (34,908)
  410   Provision for Deferred Income
           Taxes                                 -           -    31,451       -       -        -         -         -      31,451
  419   Interest and Dividend Income             -           -   (47,712)      -       -        -         -         -     (47,712)
  427   Interest on Long-term Debt               -           -         -       -       -        -         -         -           -
  428   Amortization of Debt Discount and
           Expense                               -           -         -       -       -        -         -         -           -
  430   Interest on Debt to Associated
           Companies                             -           -    71,564       -       -        -         -         -      71,564
  431   Other Interest Expense                   -           -       790       -       -        -         -         -         790
                                         -------------------------------- --------------------------------------------------------
        TOTAL COST OF SERVICE            $ 146,524   $ 442,262 $ 609,750     $ -     $ -      $ -  $146,524  $442,262   $ 609,750
                                         ================================ ========================================================


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)


                                                                        DEPARTMENT OR SERVICE FUNCTION
                                                               ---------------------------------------------------------------------
                                                                    Corporate              Call Center
                                             Total                  Cost        AGC &      & Billing    Client             Corporate
ACCOUNT              DESCRIPTION             Amount    Overhead     Center    Corp.Sec'y   Services    Services  Controller  Affairs
------------------------------------------------------------------------------------------------------------------------------------
583   Overhead Line Expenses               $ 120       $ 43       $ -          $ -          $ -         $ -          $ -        $ -
587   Customer Installation Expenses       2,822      1,012         -            -        1,098           -            -          -
813   Other Gas Supply Expenses            1,030        403         -            -            -           -            -          -
850   Transmission Operation Supervision
             and Engineering                  13          3         -            -            -           -            -          -
874   Mains and Services Expenses          2,016        288         -            -            -           -            -          -
879   Customer Installation Expenses         903        333         -            -          356           -            -          -
893   Maintenance of Meters and House
             Regulators                      822        347         -            -            -           -            -          -
901   Supervision                            345        136         -            -            -           -            -          -
902   Meter Reading Expenses              12,564      4,151         -            -            -           -            -          -
903   Customer Records and Collection     62,510     16,988       (46)           -       24,557         118          694          -
910   Customer Assistance Expenses         1,928        188         -            -            -           -            -          -
911   Sales Supervision                      383        106         -            -            -           -            -          -
912   Sales Demonstration and Selling
             Expenses                     15,461      2,495         -            -            -           -            -          -
913   Sales Advertising Expenses           2,344        154         -            -            -           -            -          -
916   Miscellaneous Sales Expenses            19          -         -            -            -           -            -          -
920   Salaries and Wages                 152,143     61,297       905          904          230       1,131        6,542      2,090
921   Office Supplies and Expenses       122,837         29       (97)         985           73         681        1,863      4,127
923   Outside Services Employed            7,229          -     2,305            -            -          70          796          -
924   Property Insurance                   5,335          -         -            -            -           -            -          -
926   Employee Pensions and Benefits           -    (50,368)   24,192            -            -           -            -          -
928   Regulatory Commission Expenses         212          -       212            -            -           -            -          -
930.1 Institutional or Goodwill
             Advertising                   2,846        408         -            -            -           -            -          -
930.2 Miscellaneous General Expenses       6,719        197       323        1,102            -           -            -      2,120
931   General Rents                        1,406          -         -            -            -           -            -          -
932   Maintenance of Structures and
             Equipment                     1,077        199         -            -            -           -            -          -
940   Service Company Expenses to
             Capital                      63,370      7,184      (829)           -            6           -          227          -
950   Environmental Expenses              11,996         56        51            -            -           -            -          -
960   Fleet Expenses                      32,224      6,905       (57)           -            -           -            -          -
961   Building Service Expenses           35,099      3,312      (358)           -            -           -            -          -
962   Stores Expense                       4,865      1,680         -            -            -           -            -          -
984   Service Company Expenses to
             Clearing Accounts            12,562      4,094         -            -            -           -            -          -
403   Depreciation Expense                13,752          -    13,752            -            -           -            -          -
405   Amortization of Other Gas Plant      1,300          -     1,300            -            -           -            -          -
408   Taxes Other Than Income Taxes -
             Prop., Payroll & Fuel        11,090    (15,790)   26,880            -            -           -            -          -
421   Miscellaneous Nonoperating Income        1          -         -            -            -           -            -          -
421.1 Gain on Disposition of Property     (2,383)         -    (2,383)           -            -           -            -          -
426.1 Donations                            1,342          -         -            -            -           -            -      1,342
426.4 Expenditures for Certain Civic,
             Political & Related Act.        384          -         -            -            -           -            -         69
426.5 Other Deductions                       100        122         -            -            -           -            -         19
                                        --------------------------------------------------------------------------------------------
                SUB-TOTAL EXPENSES       588,786     45,972    66,150        2,991       26,320       2,000       10,122      9,767
920   Salaries and Wages - unallocated
             severance expense              (571)         -      (571)           -            -           -            -          -
408   Taxes Other Than Income Taxes -
             Other                           350          -       350            -            -           -            -          -
409   Income Taxes                       (34,908)         -   (34,908)           -            -           -            -          -
410   Provision for Deferred  Income
             Taxes                        31,451          -    31,451            -            -           -            -          -
419   Interest and Dividend Income       (47,712)         -   (47,712)           -            -           -            -          -
427   Interest on Long-term Debt               -          -         -            -            -           -            -          -
428   Amortization of Debt Discount
             and Expense                       -          -         -            -            -           -            -          -
430   Interest on Debt to Associated
             Companies                    71,564          -    71,564            -            -           -            -          -
431   Other Interest Expense                 790          -        (2)         792            -           -            -          -
                                        --------------------------------------------------------------------------------------------
      TOTAL COST OF SERVICE             $609,750   $ 45,972  $ 86,322      $ 3,783     $ 26,320     $ 2,000     $ 10,122    $ 9,767
                                        ============================================================================================


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)


                                                        DEPARTMENT OR SERVICE FUNCTION
                                           -----------------------------------------------------------------------------------------
                                                         Employment   Enterprise  Environmental              Financial
                                              Customer   & Employee   Wide Risk   Engineering                 Operations  Financial
ACCOUNT               DESCRIPTION            Relations   Development  Management  & Services     Executive       EBU       Planning
------------------------------------------------------------------------------------------------------------------------------------
583     Overhead Line Expenses                    $ 77           $ -         $ -          $ -         $ -            $ -        $ -
587     Customer Installation Expenses             712             -           -            -           -              -          -
813     Other Gas Supply Expenses                    -             -           -            -           -              -          -
850     Transmission Operation Supervision
          and Engineering                            -             -           -            -           -              -          -
874     Mains and Services Expenses                  -             -           -            -           -              -          -
879     Customer Installation Expenses             214             -           -            -           -              -          -
893     Maintenance of Meters and House
          Regulators                                 -             -           -            -           -              -          -
901     Supervision                                  2             -           -            -           -              -          -
902     Meter Reading Expenses                   8,368             -           -            -           -              -          -
903     Customer Records and Collection         15,406             -           -            -           -              -          -
910     Customer Assistance Expenses             1,740             -           -            -           -              -          -
911     Sales Supervision                            -             -           -            -           -              -          -
912     Sales Demonstration and Selling
          Expenses                                   -             -           -            -           -              -          -
913     Sales Advertising Expenses                   -             -           -            -           -              -          -
916     Miscellaneous Sales Expenses                 -             -           -            -           -              -          -
920     Salaries and Wages                         155           317         772        2,968       8,281          1,430      2,060
921     Office Supplies and Expenses               993           120         875        1,538       4,938            119        791
923     Outside Services Employed                    -             -           -            -          16              -          -
924     Property Insurance                           -             -           -            -           -              -          -
926     Employee Pensions and Benefits               -             -           -            -           -              -          -
928     Regulatory Commission Expenses               -             -           -            -           -              -          -
930.1   Institutional or Goodwill
          Advertising                                -             -           -            -           -              -          -
930.2   Miscellaneous General Expenses               -             -           -            -         376              -          -
931     General Rents                                -             -           -            -           -          1,282          -
932     Maintenance of Structures and
          Equipment                                  -             -           -            -           -              -          -
940     Service Company Expenses to Capital        709             -           -        1,250           -             11          -
950     Environmental Expenses                       -             -           -       11,868           -              -          -
960     Fleet Expenses                               -             -           -            -           -              -          -
961     Building Service Expenses                    -             -           -            -           -              -          -
962     Stores Expense                               -             -           -            -           -              -          -
984     Service Company Expenses to
          Clearing Accounts                          -             -           -            -           -              -          -
403     Depreciation Expense                         -             -           -            -           -              -          -
405     Amortization of Other Gas Plant              -             -           -            -           -              -          -
408     Taxes Other Than Income Taxes -
          Prop., Payroll & Fuel                      -             -           -            -           -              -          -
421     Miscellaneous Nonoperating Income            -             -           -            -           -              -          -
421.1   Gain on Disposition of Property              -             -           -            -           -              -          -
426.1   Donations                                    -             -           -            -           -              -          -
426.4   Expenditures for Certain Civic,
          Political & Related Act.                   -             -           -            -           -              -          -
426.5   Other Deductions                             -             -           -            -           -              -          -
                                           -----------------------------------------------------------------------------------------
                  SUB-TOTAL EXPENSES            28,376           437       1,647       17,624      13,611          2,842      2,851
920     Salaries and Wages - unallocated
          severance expense                          -             -           -            -           -              -          -
408     Taxes Other Than Income Taxes -
          Other                                      -             -           -            -           -              -          -
409     Income Taxes                                 -             -           -            -           -              -          -
410     Provision for Deferred  Income
          Taxes                                      -             -           -            -           -              -          -
419     Interest and Dividend Income                 -             -           -            -           -              -          -
427     Interest on Long-term Debt                   -             -           -            -           -              -          -
428     Amortization of Debt Discount and
          Expense                                    -             -           -            -           -              -          -
430     Interest on Debt to Associated
          Companies                                  -             -           -            -           -              -          -
431     Other Interest Expense                       -             -           -            -           -              -          -
                                           -----------------------------------------------------------------------------------------
        TOTAL COST OF SERVICE                 $ 28,376         $ 437     $ 1,647     $ 17,624    $ 13,611        $ 2,842    $ 2,851
                                           =========================================================================================


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)


                                                        DEPARTMENT OR SERVICE FUNCTION
                                           -----------------------------------------------------------------------------------------
                                               Financial       Gas          Gas       Gas Sales      Govt.     Information  Internal
ACCOUNT                        DESCRIPTION     Solutions   Engineering  Operations   & Marketing   Relations    Technology   Audit
------------------------------------------------------------------------------------------------------------------------------------
583     Overhead Line Expenses                       $ -          $ -           $ -         $ -          $ -          $ -        $ -
587     Customer Installation Expenses                 -            -             -           -            -            -          -
813     Other Gas Supply Expenses                      -            -             -           -            -            -          -
850     Transmission Operation Supervision
                and Engineering                        -            -             -           -            -            -          -
874     Mains and Services Expenses                    -            -         1,728           -            -            -          -
879     Customer Installation Expenses                 -            -             -           -            -            -          -
893     Maintenance of Meters and House
                Regulators                             -            -           475           -            -            -          -
901     Supervision                                    -            -             -           -            -            -          -
902     Meter Reading Expenses                         -            -             -           -            -            -          -
903     Customer Records and Collection                -            -             -           -            -            -          -
910     Customer Assistance Expenses                   -            -             -           -            -            -          -
911     Sales Supervision                              -            -             -         277            -            -          -
912     Sales Demonstration and Selling
                Expenses                               -            -             -      12,966            -            -          -
913     Sales Advertising Expenses                     -            -             -       2,190            -            -          -
916     Miscellaneous Sales Expenses                   -            -             -          19            -            -          -
920     Salaries and Wages                           690          189             -           -          715       23,406      2,401
921     Office Supplies and Expenses                  15          753             -           -          499       51,132        352
923     Outside Services Employed                      -            -             -          40            -        2,890          -
924     Property Insurance                             -            -             -           -            -            -          -
926     Employee Pensions and Benefits                 -            -             -           -            -            -          -
928     Regulatory Commission Expenses                 -            -             -           -            -            -          -
930.1   Institutional or Goodwill
                Advertising                            -            -             -           -            -            -          -
930.2   Miscellaneous General Expenses                 -            -             -           -            -            -          -
931     General Rents                                  -            -             -           -            -            -          -
932     Maintenance of Structures and
                Equipment                              -            -             -           -            -            -          -
940     Service Company Expenses to Capital            -        4,466         2,165          94            -       40,528          -
950     Environmental Expenses                         -            -             -           -            -            -          -
960     Fleet Expenses                                 -            -             -           -            -            -          -
961     Building Service Expenses                      -            -             -           -            -            -          -
962     Stores Expense                                 -            -             -           -            -            -          -
984     Service Company Expenses to
                Clearing Accounts                      -          171         5,132           -            -            -          -
403     Depreciation Expense                           -            -             -           -            -            -          -
405     Amortization of Other Gas Plant                -            -             -           -            -            -          -
408     Taxes Other Than Income Taxes -
                Prop., Payroll & Fuel                  -            -             -           -            -            -          -
421     Miscellaneous Nonoperating Income              -            -             -           -            -            -          -
421.1   Gain on Disposition of Property                -            -             -           -            -            -          -
426.1   Donations                                      -            -             -           -            -            -          -
426.4   Expenditures for Certain Civic,
                Political & Related Act.               -            -             -           -          315            -          -
426.5   Other Deductions                               -            -             -           -            -            -          -
                                           -----------------------------------------------------------------------------------------
                  SUB-TOTAL EXPENSES                 705        5,579         9,500      15,586        1,529      117,956      2,753
920     Salaries and Wages - unallocated
                severance expense                      -            -             -           -            -            -          -
408     Taxes Other Than Income Taxes -
                Other                                  -            -             -           -            -            -          -
409     Income Taxes                                   -            -             -           -            -            -          -
410     Provision for Deferred  Income
                Taxes                                  -            -             -           -            -            -          -
419     Interest and Dividend Income                   -            -             -           -            -            -          -
427     Interest on Long-term Debt                     -            -             -           -            -            -          -
428     Amortization of Debt Discount
                and Expense                            -            -             -           -            -            -          -
430     Interest on Debt to Associated
                Companies                              -            -             -           -            -            -          -
431     Other Interest Expense                         -            -             -           -            -            -          -
                                           -----------------------------------------------------------------------------------------
        TOTAL COST OF SERVICE                      $ 705      $ 5,579       $ 9,500    $ 15,586      $ 1,529    $ 117,956    $ 2,753
                                           =========================================================================================


                                       34



             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)


                                                     DEPARTMENT OR SERVICE FUNCTION
                                          -----------------------------------------------------------------------------------------
                                           KeySpan                         Operational                                   Performance
                                           Energy     Labor      Legal        Risk     Production  Property     Public  Measurement
ACCOUNT            DESCRIPTION             Trading   Relations   Services   Management  & Control  & Security   Affairs   & Tracking
-----------------------------------------------------------------------------------------------------------------------------------
583     Overhead Line Expenses                 $ -      $ -        $ -           $ -         $ -       $ -        $ -          $ -
587     Customer Installation Expenses           -        -          -             -           -         -          -            -
813     Other Gas Supply Expenses              627        -          -             -           -         -          -            -
850     Transmission Operation Supervision
          and Engineering                        -        -          -             -          10         -          -            -
874     Mains and Services Expenses              -        -          -             -           -         -          -            -
879     Customer Installation Expenses           -        -          -             -           -         -          -            -
893     Maintenance of Meters and House
          Regulators                             -        -          -             -           -         -          -            -
901     Supervision                              -        -          -             -           -         -          -            -
902     Meter Reading Expenses                   -        -          -             -           -         -          -            -
903     Customer Records and Collection          -        -          -             -           -     4,792          -            -
910     Customer Assistance Expenses             -        -          -             -           -         -          -            -
911     Sales Supervision                        -        -          -             -           -         -          -            -
912     Sales Demonstration and Selling
          Expenses                               -        -          -             -           -         -          -            -
913     Sales Advertising Expenses               -        -          -             -           -         -          -            -
916     Miscellaneous Sales Expenses             -        -          -             -           -         -          -            -
920     Salaries and Wages                       3    1,209      5,137         2,415         187     3,929      1,689            -
921     Office Supplies and Expenses             4      421      2,188        12,861         160    14,353      1,423            -
923     Outside Services Employed               14        -          -             -         127         -          -            -
924     Property Insurance                       -        -          -         5,335           -         -          -            -
926     Employee Pensions and Benefits           -        -          -             -           -         -          -            -
928     Regulatory Commission Expenses           -        -          -             -           -         -          -            -
930.1   Institutional or Goodwill
          Advertising                            -        -          -             -           -         -      2,438            -
930.2   Miscellaneous General Expenses          40        -          -             -           -         -          -            -
931     General Rents                            -        -          -             -           -       124          -            -
932     Maintenance of Structures
          and Equipment                          -        -          -             -           -         -          -            -
940     Service Company Expenses to
          Capital                                -        -          -         3,300           -     2,416        (57)           -
950     Environmental Expenses                   -        -         21             -           -         -          -            -
960     Fleet Expenses                         (11)       -          -             -           -         -          -            -
961     Building Service Expenses                -        -          -             -           -    32,160          -            -
962     Stores Expense                           -        -          -             -           -         -          -            -
984     Service Company Expenses to
          Clearing Accounts                    235        -          -             -       2,339         -          -          591
403     Depreciation Expense                     -        -          -             -           -         -          -            -
405     Amortization of Other Gas Plant          -        -          -             -           -         -          -            -
408     Taxes Other Than Income Taxes -
          Prop., Payroll & Fuel                  -        -          -             -           -         -          -            -
421     Miscellaneous Nonoperating Income        -        -          -             -           -         1          -            -
421.1   Gain on Disposition of Property          -        -          -             -           -         -          -            -
426.1   Donations                                -        -          -             -           -         -          -            -
426.4   Expenditures for Certain Civic,
          Political & Related Act.               -        -          -             -           -         -          -            -
426.5   Other Deductions                         -        -         59             -           -         -          -            -
                                          -----------------------------------------------------------------------------------------
                  SUB-TOTAL EXPENSES           912    1,630      7,405        23,911       2,823    57,775      5,493          591
920     Salaries and Wages - unallocated
          severance expense                      -        -          -             -           -         -          -            -
408     Taxes Other Than Income Taxes -
          Other                                  -        -          -             -           -         -          -            -
409     Income Taxes                             -        -          -             -           -         -          -            -
410     Provision for Deferred  Income
          Taxes                                  -        -          -             -           -         -          -            -
419     Interest and Dividend Income             -        -          -             -           -         -          -            -
427     Interest on Long-term Debt               -        -          -             -           -         -          -            -
428     Amortization of Debt Discount
          and Expense                            -        -          -             -           -         -          -            -
430     Interest on Debt to Associated
          Companies                              -        -          -             -           -         -          -            -
431     Other Interest Expense                   -        -          -             -           -         -          -            -
                                          -----------------------------------------------------------------------------------------
        TOTAL COST OF SERVICE                $ 912  $ 1,630    $ 7,405      $ 23,911     $ 2,823  $ 57,775    $ 5,493        $ 591
                                          =========================================================================================


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)


                                                  DEPARTMENT OR SERVICE FUNCTION
                                          -----------------------------------------------------------------------------------------
                                            Staffing &    Strategic  Strategic    Strategic    Supply Chain            Compensation
ACCOUNT             DESCRIPTION            Development    Marketing   Planning     Services      & Fleet     Treasury   & Benefits
-----------------------------------------------------------------------------------------------------------------------------------
583     Overhead Line Expenses                    $ -          $ -        $ -          $ -            $ -         $ -          $ -
587     Customer Installation Expenses              -            -          -            -              -           -            -
813     Other Gas Supply Expenses                   -            -          -            -              -           -            -
850     Transmission Operation Supervision
          and Engineering                           -            -          -            -              -           -            -
874     Mains and Services Expenses                 -            -          -            -              -           -            -
879     Customer Installation Expenses              -            -          -            -              -           -            -
893     Maintenance of Meters and House
          Regulators                                -            -          -            -              -           -            -
901     Supervision                                 -            -          -            -            207           -            -
902     Meter Reading Expenses                      -            -          -            -             45           -            -
903     Customer Records and Collection             -            -          -            -              1           -            -
910     Customer Assistance Expenses                -            -          -            -              -           -            -
911     Sales Supervision                           -            -          -            -              -           -            -
912     Sales Demonstration and Selling
          Expenses                                  -            -          -            -              -           -            -
913     Sales Advertising Expenses                  -            -          -            -              -           -            -
916     Miscellaneous Sales Expenses                -            -          -            -              -           -            -
920     Salaries and Wages                      5,903        2,200        935          519          4,749       1,575        5,210
921     Office Supplies and Expenses            3,930        7,270        645          975          1,972       4,140        2,709
923     Outside Services Employed                   -            -          -          939              -           -           32
924     Property Insurance                          -            -          -            -              -           -            -
926     Employee Pensions and Benefits              -            -          -            -              -         (49)      26,225
928     Regulatory Commission Expenses              -            -          -            -              -           -            -
930.1   Institutional or Goodwill
          Advertising                               -            -          -            -              -           -            -
930.2   Miscellaneous General Expenses             34            -          -            -              -       2,227          300
931     General Rents                               -            -          -            -              -           -            -
932     Maintenance of Structures and
          Equipment                                 -            -          -            -            878           -            -
940     Service Company Expenses to
          Capital                                  (2)           -          -            -          1,483           -          419
950     Environmental Expenses                      -            -          -            -              -           -            -
960     Fleet Expenses                              -            -          -            -         25,387           -            -
961     Building Service Expenses                   -            -          -            -            (15)          -            -
962     Stores Expense                              -            -          -            -          3,185           -            -
984     Service Company Expenses to
          Clearing Accounts                         -            -          -            -              -           -            -
403     Depreciation Expense                        -            -          -            -              -           -            -
405     Amortization of Other Gas Plant             -            -          -            -              -           -            -
408     Taxes Other Than Income Taxes -
          Prop., Payroll & Fuel                     -            -          -            -              -           -            -
421     Miscellaneous Nonoperating Income           -            -          -            -              -           -            -
421.1   Gain on Disposition of Property             -            -          -            -              -           -            -
426.1   Donations                                   -            -          -            -              -           -            -
426.4   Expenditures for Certain Civic,
          Political & Related Act.                  -            -          -            -              -           -            -
426.5   Other Deductions                            -            -          -            -           (134)         34            -
                                          -----------------------------------------------------------------------------------------
                  SUB-TOTAL EXPENSES            9,865        9,470      1,580        2,433         37,758       7,927       34,895
920     Salaries and Wages - unallocated
          severance expense                         -            -          -            -              -           -            -
408     Taxes Other Than Income Taxes -
          Other                                     -            -          -            -              -           -            -
409     Income Taxes                                -            -          -            -              -           -            -
410     Provision for Deferred  Income
          Taxes                                     -            -          -            -              -           -            -
419     Interest and Dividend Income                -            -          -            -              -           -            -
427     Interest on Long-term Debt                  -            -          -            -              -           -            -
428     Amortization of Debt Discount
          and Expense                               -            -          -            -              -           -            -
430     Interest on Debt to Associated
          Companies                                 -            -          -            -              -           -            -
431     Other Interest Expense                      -            -          -            -              -           -            -
                                          -----------------------------------------------------------------------------------------
        TOTAL COST OF SERVICE                 $ 9,865      $ 9,470    $ 1,580      $ 2,433       $ 37,758     $ 7,927     $ 34,895
                                          =========================================================================================



          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)



                                                               DEPARTMENTAL SALARY EXPENSE
                                      -------------------------------------------------------------------------
NAME OF DEPARTMENT                                                  INCLUDED IN AMOUNTS BILLED TO                     PERSONNEL
--------------------------------                       --------------------------------------------------------
Indicate each department                TOTAL              PARENT             OTHER                 NON                 END OF
or service function                    AMOUNT             COMPANY           ASSOCIATES          ASSOCIATES               YEAR
                                      --------------   ---------------   -----------------   ------------------    -----------------
AGC & Corp. Sec'y                           $ 1,545               $ -             $ 1,545                  $ -                   20
Call Center & Billing Services                  392                 -                 392                    -                  614
Client Services                               1,960                 -               1,960                    -                   15
Compensation & Benefits                       7,716                 -               7,716                    -                   68
Controller                                   10,920                 -              10,920                    -                  131
Corporate Affairs                             3,669                 -               3,669                    -                   32
Customer Relations                              268                 -                 268                    -                  451
Employment & Employee Development               548                 -                 548                    -                    2
Enterprise Wide Risk Management               1,184                 -               1,184                    -                    8
Environmental Engineering & Services          5,045                 -               5,045                    -                   61
Executive                                    13,436                 -              13,436                    -                   45
Financial Operations EBU                      2,446                 -               2,446                    -                   24
Financial Planning                            3,558                 -               3,558                    -                   27
Financial Solutions                           1,182                 -               1,182                    -                    8
Gas Engineering                                 345                 -                 345                    -                   71
Government Relations                          1,225                 -               1,225                    -                    9
Information Technology                       40,233                 -              40,233                    -                  450
Internal Audit                                4,119                 -               4,119                    -                   32
KeySpan Energy Trading                            7                 -                   7                    -                   14
Labor Relations                               2,073                 -               2,073                    -                   19
Legal Services                                8,902                 -               8,902                    -                   68
Operational Risk Management                   4,139                 -               4,139                    -                   39
Production & Control                            312                 -                 312                    -                   29
Property & Security                           6,463                 -               6,463                    -                  183
Public Affairs                                2,795                 -               2,795                    -                   38
Staffing & Development                        9,874                 -               9,874                    -                  104
Strategic Marketing                           3,780                 -               3,780                    -                   27
Strategic Planning                            1,593                 -               1,593                    -                   10
Strategic Services                              905                 -                 905                    -                    7
Supply Chain & Fleet                          8,012                 -               8,012                    -                  362
Treasury                                      2,639                 -               2,639                    -                   34
Corporate Cost Center                           858                 -                 858                    -                    0
                                      --------------   ---------------   -----------------   ------------------    -----------------

TOTAL                                     $ 152,143               $ -           $ 152,143                  $ -                3,002
                                      ==============   ===============   =================   ==================    =================


               ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For
                        the Year Ended December 31, 2002

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the  aggregate  amounts  paid to any one  payee  and  included within one subaccount is less than  $100,000,  only the aggregate number  and  amount  of all such  payments  included  within  the subaccount  need be shown.  Provide a  subtotal  for each type of service.

                                                                                       RELATIONSHIP
                                                            DESCRIPTION OF            "A"= ASSOCIATE
                  FROM WHOM PURCHASED                       LARGEST INVOICE         "NA"= NONASSOCIATE     AMOUNT        ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

Technology Services
TECHNOLOGY CONSULTING ASSOC                   System Development                            NA                $ 4,311      940
AGENCY.COM                                    System Development                            NA                  3,411    921/940
ROHN ROGERS ASSOCIATES INC                    System Development & Maintenance              NA                  2,325  921/923/940
PARADIGM SYSTEMS INTEGRATION INC              System Development & Maintenance              NA                  1,954  921/923/940
EXCIS GROUP                                   System Development & Maintenance              NA                  1,669  921/923/940
RCG INFORMATION TECHNOLOGY                    System Development & Maintenance              NA                  1,108  921/923/940
MANDRIL CONSULTING INC                        System Development & Maintenance              NA                  1,087  921/923/940
ALGOMOD CORPORATION                           System Development & Maintenance              NA                    837  921/923/940
DOMOSYS CORPORATION                           System Development                            NA                    819    921/923
IBM                                           System Development & Maintenance              NA                    787  921/923/940
BICITIS GROUP                                 System Development & Maintenance              NA                    764  921/923/940
COMPUTER HORIZONS CORP                        System Development & Maintenance              NA                    715    921/940
ORACLE CORPORATION                            System Development & Maintenance              NA                    712  921/923/940
L E K CONSULTING LLC                          System Development                            NA                    626  921/923/940
PROGRAMMATIC SYSTEMS INC                      System Development & Maintenance              NA                    575  921/923/940
DOUBLESPACE                                   System Development                            NA                    560  921/923/940
SIEBEL SYSTEMS INC.                           System Development                            NA                    546  921/923/940
PARITY TELTECH CORP.                          System Development                            NA                    540  921/923/940
BLUE WOLF GROUP                               System Development                            NA                    516    921/940
EMPLIFI, INC.                                 System Development                            NA                    501      940
SOFTWARE GUIDANCE & ASSISTANCE                System Development & Maintenance              NA                    461  921/923/940
CARLYLE CONSULTING SERVICES INC               System Development & Maintenance              NA                    457  921/923/940
ETR TECHNOLOGY CENTER INC                     System Development                            NA                    448  921/923/940
PRICEWATERHOUSE COOPERS LLP                   System Development                            NA                    381      940
AEO MANAGEMENT SERVICES                       System Development & Maintenance              NA                    336  921/923/940
CLARAVIEW                                     System Development                            NA                    289  921/923/940
TSR CONSULTING SERVICES INC                   System Maintenance                            NA                    287  921/923/940
PINKERTON COMPUTER CONSULTANTS                System Maintenance                            NA                    281  921/923/940
FORUM PERSONNEL INC                           System Development                            NA                    266  921/923/940
VALTECH TECHNOLOGIES, INC.                    System Development & Maintenance              NA                    258  921/923/940
OXFORD INTERNATIONAL CO                       System Development & Maintenance              NA                    256    921/940
MBH SOLUTIONS INC                             System Maintenance                            NA                    244  921/923/940
ANALYSTS INTERNATIONAL CORP                   System Development                            NA                    205  921/923/940
SHARP DECISIONS INC                           System Development                            NA                    191      940
BUSINESS PERFORMANCE MANAGEMENT INC           Benchmarking                                  NA                    186      921
CHRYSALIS COMPUTER INC                        System Development                            NA                    186    921/940
HEXAWARE TECHNOLOGIES INC                     System Development                            NA                    173      940
OXFORD GLOBAL RESOUCES, INC                   System Development & Maintenance              NA                    171  921/923/940
PA CONSULTING GROUP                           System Development                            NA                    171    921/923
AVANTIA INC                                   System Development                            NA                    171      921
ENCODE INC C/O ACCESS CAPITAL                 System Maintenance                            NA                    170      921
TRINE ASPECTS LTD                             System Development                            NA                    166  921/923/940
@STAKE, INC                                   System Development                            NA                    165    921/940
CORCORANWEB                                   System Development                            NA                    158  921/923/940
ALTO CONSULTING INC                           System Development                            NA                    156      940
THE CARPE DIEM GROUP, INC.                    System Development                            NA                    142      921
ADVANCED COMPUTER SYSTEM EXPERT               System Maintenance                            NA                    139  921/923/940
MAX-IT STAFFING INC                           System Maintenance                            NA                    137    921/923
STRATEGIC RESOURCE MGMT ASSOC LTD             System Development & Maintenance              NA                    135    921/940
INFOTECH ENTERPRISES INC                      System Maintenance                            NA                    132  921/923/940


               ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For
                        the Year Ended December 31, 2002

                      OUTSIDE SERVICE EMPLOYED (Continued)

                                 (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the  aggregate  amounts  paid to any one  payee  and  included within one subaccount is less than  $100,000,  only the aggregate number  and  amount  of all such  payments  included  within  the subaccount  need be shown.  Provide a  subtotal  for each type of service.

                                                                                   RELATIONSHIP
                                                            DESCRIPTION OF        "A"= ASSOCIATE
                   FROM WHOM PURCHASED                      LARGEST INVOICE      NA"= NONASSOCIATE            AMOUNT        ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Technology Services (Cont'd)
ANSWER THINK CONSULTING GROUP                Benchmarking                               NA                           131    921/923
COMSYS                                       System Development                         NA                           131    921/923
ASLAN TECHNOLOGY GROUP INC                   System Maintenance                         NA                           126      921
SOFT INC                                     System Development                         NA                           124      940
PRODUCTIVITY POINT INTERNATIONAL             System Development & Maintenance           NA                           101      921
W.P. CORCORAN & ASSOCIATES, INC.             System Development                         NA                           101      984
58 Other Items less than $100,000            Technology Services                        NA                         1,560    Various
                                                                                                          ---------------
                                             Subtotal - Technology Services                                     $ 33,555
                                                                                                          ===============




Professional  Services
DVIRKA AND BARTILUCCI                        Environmental Services                     NA                       $ 2,253      950
ERNST & YOUNG LLP                            Financial Services                         NA                         2,165    921/923
FOSTER WHEELER ENVIRONMENTAL CORP            Environmental Services                     NA                         1,870      950
GEI CONSULTANTS, INC.                        Environmental Services                     NA                         1,790      950
PRICEWATERHOUSE COOPERS LLP                  Financial Services                         NA                         1,714      921
VHB ENGINEERING - NY PC                      Environmental Services                     NA                         1,586      950
DESOLA GROUP                                 Strategic Marketing                        NA                         1,286    921/923
PA CONSULTING GROUP                          Business Consulting                        NA                           591      921
ARTHUR ANDERSEN LLP                          Financial Services                         NA                           637      921
DAR AND COMPANY                              Strategic Planning                         NA                           605      921
MACRO INTERNATIONAL INC                      Strategic Marketing                        NA                           485      921
THE E CUBED COMPANY LLC                      Strategic Marketing                        NA                           464      921
LIEBERMAN RESEARCH WORLDWIDE                 Strategic Marketing                        NA                           443      921
BRAND KEYS INC                               Business Consulting                        NA                           394      921
HAY MANAGEMENT CONSULTANTS                   Compensation Planning                      NA                           374      921
DELOITTE & TOUCHE LLP                        Financial Services                         NA                           321      921
JEFFERSON WELLS INTERNATIONAL INC            Financial Services                         NA                           289    921/923
ROBERTS & HOLLAND LLP                        Financial Services                         NA                           284    921/923
DELOITTE & TOUCHE LLP                        Financial Services                         NA                           279    921/923
JAMES W SEWALL COMPANY                       GIS and Mapping                            NA                           229      940
PT JUN & COMPANY INC                         Strategic Services                         NA                           182      921
CONTINUUM                                    Benefits Administration                    NA                           178      921
THE MELIOR GROUP                             Strategic Marketing                        NA                           174      921
INTEGRATED MAPPING SERVICES INC              GIS and Mapping                            NA                           173      940
TANDEM RESEARCH ASSOC INC                    Strategic Marketing                        NA                           161      921


                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2002

                      OUTSIDE SERVICE EMPLOYED (Continued)

                                 (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the  aggregate  amounts  paid to any one  payee  and  included within one subaccount is less than  $100,000,  only the aggregate number  and  amount  of all such  payments  included  within  the subaccount  need be shown.  Provide a  subtotal  for each type of service.

                                                                                    RELATIONSHIP
                                                            DESCRIPTION OF         "A"= ASSOCIATE
                    FROM WHOM PURCHASED                     LARGEST INVOICE      "NA"= NONASSOCIATE           AMOUNT        ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Professional  Services (Cont'd)
INFO USA                                    Strategic Marketing                          NA                          160      921
OSGOOD O'DONNELL & WALSH                    Business Consulting                          NA                          145      921
WATSON WYATT WORLDWIDE                      Organizational Planning & Development        NA                          140      921
MKTG INC                                    Strategic Marketing                          NA                          137      921
DESOLA GROUP                                Strategic Services                           NA                          133      921
ONSITE ENERGY SERVICES INC                  GIS and Mapping                              NA                          125      940
OSTROW & PARTNERS INC                       Environmental Services                       NA                          120      950
ENVIRONMENTAL HEALTH & ENGINEERING          Environmental Services                       NA                          117      923
PARADIGM SYSTEMS INTEGRATION INC            Benefits Administration                      NA                          106      921
LAZARD FRERES & CO LLC                      Strategic Services                           NA                          100      921
116 Other Items less than $100,000          Professional Services                        NA                        2,652    Various
                                                                                                          ---------------
                                                                                                          ---------------
                                            Subtotal - Professional Services                                    $ 22,862
                                                                                                          ===============
                                                                                                          ===============




Legal Services
DICKSTEIN SHAPIRO MORIN & OSHINSKY LLP      Legal Services                               NA                        $ 515      921
JOHN W. SINON, P.C.                         Legal Services                               NA                          315      921
FIRST DATA CORPORATION                      Legal Services                               NA                          207      903
KEEGAN,WERLIN & PABIAN                      Legal Services                               NA                          159      921
NIXON PEABODY LLP                           Legal Services                               NA                          150      921
33 Other Items less than $100,000           Legal Services                               NA                          738    Various
                                                                                                          ---------------
                                                                                                          ---------------
                                            Subtotal - Legal Services                                            $ 2,084
                                                                                                          ===============
                                                                                                          ===============


                                            TOTAL                                                               $ 58,501
                                                                                                          ===============


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION:   Provide  a  listing  of each  pension  plan and  benefit  program provided by the service  company.  Such listing should be limited to $25,000.


DESCRIPTION                                                                                           AMOUNT
-----------------------------                                                                     ----------------
Pension                                                                                                   $ 2,224

Employee 401K Match                                                                                         4,199

OPEB Expense                                                                                               18,841

Workers Compensation Claims                                                                                 4,638

Employee Benefits (including medical, dental, life insurance and AD&D premiums)                            20,466
                                                                                                  ----------------

SUB-TOTAL                                                                                                  50,368

Less:  Costs Distributed to Various Accounts as Labor Burdens                                              50,368
                                                                                                  ----------------

TOTAL                                                                                                         $ -
                                                                                                  ================


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION:   Provide a listing  of the  amount  included  in  Account  930.1 -
               General Advertising Expenses,  classifying the items according to the  nature of the  advertising  and as  defined  in the  account definition. If a particular class includes an amount in excess of
               $3,000  applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.


        DESCRIPTION                                   NAME OF PAYEE                                 AMOUNT
-------------------------------------------    -------------------------------------------------    -----------------
Corporate Advertising                          EARLE PALMER BROWN                                              $ 425
Creative Design Artist                         BJD DESIGN INC                                                     81
Miscellaneous Supplies                         JP MORGAN CHASE BANK                                               65
Creative Design Artist                         THE SUPPORTING CAST                                                53
Miscellaneous Supplies                         BANK ONE NA                                                        43
Advertising                                    IRISH RADIO NETWORK USA                                            17
Miscellaneous Supplies                         CHASE MANHATTAN BANK VISA                                          17
Advertising                                    NEWSDAY INC                                                        16
Creative Design Artist                         ALF INTERACTIVE                                                     7
Studio & Video Equipment Repairs               SONY ELECTRONICS INC                                                7
Vehicle Rental                                 DANELLA RENTAL SYSTEMS, INC                                         7
Photograhy                                     ROCCO GALATIOTO                                                     6
Corporate Branding                             SAUERBACH ASSOCIATES                                                6
Annual Report Photos                           AIRMETRO HELICOPTER                                                 5
Advertising                                    LONG ISLAND CATHOLIC                                                5
Miscellaneous Software                         SOFTMART INC                                                        5
Training                                       NEW HORIZONS COMPUTER LEARNING CENTERS                              5
Miscellaneous Supplies                         WORLD CLASS BUSINESS PRODUCTS                                       4
Miscellaneous Computer Parts                   CDW COMPUTER CENTERS INC                                            4
Miscellaneous Computer Parts                   DELL COMPUTER                                                       4
Advertising                                    NEW YORK ALUMNI                                                     4
Studio & Video Equipment Repairs               MINOLTA BUSINESS SOLUTIONS INC                                      3
                                               ALL OTHER ITEMS                                                 2,057
                                                                                                    -----------------

                                               TOTAL                                                         $ 2,846
                                                                                                    =================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION:   Provide  a  list  of the  amount  included  in  Account  930.2  -
               Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section
               321(b) (2) of the Federal  Election  Campaign  Act, as amended by
               Public  Law  94-284  in 1976 (2  U.S.C.S.  441 (b) (2)  shall  be separately classified.


DESCRIPTION                                                        AMOUNT
-----------------------------                                    -------------

Dues and Memberships                                                  $ 2,496

Fees and Expenses of Servicing Outstanding Securities                   1,253

Stockholders Meeting Expenses                                             259

Directors Expenses                                                        843

Stock Appreciation/Depreciation - Directors' Stock Equivalent             390

Officers' Stock Unit Plan & Long-term Restricted Stock Grant              300

Expenses of Service Company Employees                                   1,144

Other General Expenses                                                     34
                                                                 -------------

TOTAL                                                                 $ 6,719
                                                                 =============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION:   Provide a list of the amount  included  in  Account  931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                         AMOUNT
-----------------------------                                    --------------

Rent - representing substations and right of way leases                $ 1,406
                                                                 ==============



             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
               Taxes. Separate the analysis into two groups: (1) other than U.S.
               Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                                                              AMOUNT
--------------------------------                                                                -------------------------

Other Than U.S. Government Taxes
          Payroll Taxes (including FICA, Medicare, Federal Unemployment and
                                State Unemployment)                                                             $ 15,790

          Property Taxes                                                                                          10,740

          State Excise Tax                                                                                           299

          Federal Excise Tax                                                                                          45

          Fuel Tax                                                                                                     6

          State Income Tax                                                                                           350
                                                                                                -------------------------

          SUB-TOTAL                                                                                             $ 27,230

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                                   15,790
                                                                                                -------------------------

          TOTAL                                                                                                 $ 11,440
                                                                                                =========================


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations,   classifying  such  expenses  by  its  purpose.   The
               aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                       PURPOSE OF DONATION                                         AMOUNT
-------------------------------------------             -----------------------------------------              -----------------
NYC PARTNERSHIP AND CHAMBER OF COMMERCE                 Civic & Charitable Contribution                              $      100
NEW BOSTON GARDEN CORPORATION                           Civic & Charitable Contribution                                      37
CORO-FOUNDATION FOR LEADERSHIP                          Civic & Charitable Contribution                                      30
BOYS AND GIRLS CLUBS OF BOSTON                          Civic & Charitable Contribution                                      30
BOY SCOUTS OF AMERICA                                   Civic & Charitable Contribution                                      27
CITY YEAR                                               Civic & Charitable Contribution                                      25
CODMAN SQUARE HEALTH CENTER WOMEN'S EVENT               Civic & Charitable Contribution                                      25
BROOKLYN PHILHARMONIC ORCHESTRA                         Civic & Charitable Contribution                                      25
ARTHRITIS FOUNDATION                                    Civic & Charitable Contribution                                      25
HEARTSHARE HUMAN SERVICES                               Civic & Charitable Contribution                                      25
HERITAGE FLAG CO.                                       Civic & Charitable Contribution                                      21
HEARTSHARE HUMAN SERVICES OF NEW YORK                   Civic & Charitable Contribution                                      20
CAPE COD BASEBALL LEAGUE                                Civic & Charitable Contribution                                      20
SMG-VERIZON WIRELESS ARENA                              Civic & Charitable Contribution                                      19
HOUSING ASSISTANCE CORP                                 Civic & Charitable Contribution                                      15
GREATER BOSTON CORP                                     Civic & Charitable Contribution                                      15
DR M L KING JR CONCERT SERIES                           Civic & Charitable Contribution                                      15
ST. FRANCIS COLLEGE                                     Civic & Charitable Contribution                                      13
CYSTIC FIBROSIS FOUNDATION                              Civic & Charitable Contribution                                      12
POLYTECHNIC UNIVERSITY                                  Civic & Charitable Contribution                                      11
NEW YORK CITY POLICE FOUNDATION INC                     Civic & Charitable Contribution                                      10
SALES INCENTIVES INC                                    Civic & Charitable Contribution                                      10
GREATER MERRIMACK VALLEY CVB                            Civic & Charitable Contribution                                      10
THE NEW YORK BOTANICAL GARDEN                           Civic & Charitable Contribution                                      10
INTERNATIONAL INSTITUTE OF BOSTON                       Civic & Charitable Contribution                                      10
SCENIC HUDSON                                           Civic & Charitable Contribution                                      10
CANCER HOPE NETWORK                                     Civic & Charitable Contribution                                      10
BOSTON PRIVATE INDUSTRY COUNCIL                         Civic & Charitable Contribution                                      10
SEASIDE SUMMER CONCERT SERIES                           Civic & Charitable Contribution                                      10
TILLES CENTER FOR THE PERFORMING ARTS                   Civic & Charitable Contribution                                      10
THE NAT. MUSEUM OF CATHOLIC ART AND HISTORY             Civic & Charitable Contribution                                      10
BOSTON COLLEGE TRIBUTE DINNER                           Civic & Charitable Contribution                                      10
BOB LOWNEY MEMORIAL FOUNDATION                          Civic & Charitable Contribution                                      10
BROOKLYN HOSPITAL FOUNDATION, INC.                      Civic & Charitable Contribution                                      10
MANHATTAN COLLEGE                                       Civic & Charitable Contribution                                      10
INFORM INC                                              Civic & Charitable Contribution                                       9
THE NATURE CONSERVANCY ON LONG ISLAND                   Civic & Charitable Contribution                                       8
MEDGAR EVERS COLLEGE                                    Civic & Charitable Contribution                                       8
MERRIMACK VALLEY ECONOMIC DEV. COUNCIL                  Civic & Charitable Contribution                                       7


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                              DONATIONS (Continued)
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations,   classifying  such  expenses  by  its  purpose.   The
               aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                           PURPOSE OF DONATION                                 AMOUNT
------------------------------------------------            ------------------------------------------    -------------------
MASSINC                                                     Civic & Charitable Contribution                                8
GIRLS INC OF LYNN                                           Civic & Charitable Contribution                                8
YWCA NEW YORK CITY                                          Civic & Charitable Contribution                                7
GREATER NEWBURYPORT AMERICAN LEGION                         Civic & Charitable Contribution                                7
HARLEM YMCA                                                 Civic & Charitable Contribution                                6
AMERICAN RED CROSS                                          Civic & Charitable Contribution                                6
FINANCIAL WOMEN'S ASSOCIATION OF NY EDUC. FUND              Civic & Charitable Contribution                                6
MARINE CORPS SCHOLARSHIP FOUNDATION INC.                    Civic & Charitable Contribution                                6
RONALD MCDONALD HOUSE OF NEW YORK CITY                      Civic & Charitable Contribution                                6
BOSTON SYMPHONY ORCHESTRA                                   Civic & Charitable Contribution                                6
ASSOCIATION FOR THE HELP OF RETARDED CHILDREN               Civic & Charitable Contribution                                5
PALACE THEATER TRUST                                        Civic & Charitable Contribution                                5
NEW HAMPSHIRE HUMANITIES COUNCIL                            Civic & Charitable Contribution                                5
EAST/WEST INSTITUTE                                         Civic & Charitable Contribution                                5
VICTORY MEMORIAL HOSPITAL                                   Civic & Charitable Contribution                                5
BROOKLYN TECHNICAL HIGH SCHOOL                              Civic & Charitable Contribution                                5
NEW HAMPSHIRE REPUBLICAN STATE COMMITTEE                    Civic & Charitable Contribution                                5
WOMEN ON THE JOB                                            Civic & Charitable Contribution                                5
PARKER JEWISH INSITUTE FOUNDATION                           Civic & Charitable Contribution                                5
COLETTE PHILLIPS COMMUNICATIONS                             Civic & Charitable Contribution                                5
BUSINESS EXECUTIVES FOR NATIONAL SECURITY                   Civic & Charitable Contribution                                5
TRUST FOR CITY HALL PLAZA                                   Civic & Charitable Contribution                                5
LOWELL MEMORIAL AUDITORIUM                                  Civic & Charitable Contribution                                5
FIELDS CORNER MAIN STREETS                                  Civic & Charitable Contribution                                5
COLONY SOUTH BROOKLYN HOUSES                                Civic & Charitable Contribution                                5
BROOKLYN BOTANIC GARDEN                                     Civic & Charitable Contribution                                5
STONEY BROOK FOUNDATION                                     Civic & Charitable Contribution                                5
BROOKLYN PUBLIC LIBRARY FOUNDATION                          Civic & Charitable Contribution                                5
TELECARE                                                    Civic & Charitable Contribution                                5
THE SALVATION ARMY                                          Civic & Charitable Contribution                                5
ENTERPRISEWORKS WORLDWIDE                                   Civic & Charitable Contribution                                5
FUTURES IN EDUCATION FOUNDATION                             Civic & Charitable Contribution                                5
LONG ISLAND DEVELOPMENT CORP.                               Civic & Charitable Contribution                                5
INNER CITY SCHOLARSHIP FUND                                 Civic & Charitable Contribution                                5
NEW YORK AQUARIUM WILDLIFE CONSERV. SOCIETY                 Civic & Charitable Contribution                                5
CABRINI MISSION FOUNDATION                                  Civic & Charitable Contribution                                5
DIABETES RESEARCH INSTITUTE                                 Civic & Charitable Contribution                                5
BEDFORD STUYVESANT RESTORATION CORP                         Civic & Charitable Contribution                                5
BOYS & GIRLS CLUB OF GREATER LOWELL INC.                    Civic & Charitable Contribution                                5



          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2002

                              DONATIONS (Continued)
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations,   classifying  such  expenses  by  its  purpose.   The
               aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                       PURPOSE OF DONATION                                  AMOUNT
------------------------------------------------        --------------------------------------         -------------------
ST JOHN'S UNIVERSITY                                    Civic & Charitable Contribution                                 5
TOWN OF MILTON                                          Civic & Charitable Contribution                                 4
BOYS & GIRLS CLUBS OF BOSTON                            Civic & Charitable Contribution                                 4
THE JEWISH MUSEUM                                       Civic & Charitable Contribution                                 4
MAPLE LEAF FOUNDATION                                   Civic & Charitable Contribution                                 4
PUBLIC EDUC. NEEDS CIVIC INVOLVEMENT IN LEARNING        Civic & Charitable Contribution                                 4
NEW YORK METHODIST HOSPITAL                             Civic & Charitable Contribution                                 4
DELL COMPUTER                                           Civic & Charitable Contribution                                 3
NH STATE SOCIETY OF WASHINGTON DC                       Civic & Charitable Contribution                                 3
LINDBERGH CRADLE OF AVIATION MUSEUM                     Civic & Charitable Contribution                                 3
THE CALVARY FUND                                        Civic & Charitable Contribution                                 3
WEST ROXBURY HIGH SCHOOL                                Civic & Charitable Contribution                                 3
GREATER HAVERHILL CHAMBER OF COMMERCE                   Civic & Charitable Contribution                                 3
LOWELL FESTIVAL FOUNDATION                              Civic & Charitable Contribution                                 3
CITIZENS UNION                                          Civic & Charitable Contribution                                 3
MANCHESTER CHAMBER OF COMMERCE                          Civic & Charitable Contribution                                 3
412 Other Items (Less than $3,000)                      Civic & Charitable Contribution                               383
                                                                                                       -------------------
                                                                                                       -------------------

TOTAL                                                                                                             $ 1,342
                                                                                                       ===================


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5 - Other Deductions, classifying such expenses according to their nature.


DESCRIPTION                                  NAME OF PAYEE                                             AMOUNT
-----------------------------                -----------------------------------------              -------------
Pension Payment                              Virginia Pierce                                                $ 34

Legal Services                               Simpson Thacher & Bartlett                                      105

Professional Services                        Quinn and Morris                                                 10

Professional Services                        S & H Murphy, Inc.                                                9

CNG Vehicle Parts and Maintenance            Knox Western Company                                             18

CNG Vehicle Parts and Maintenance            H. O.  Penn Machinery Company, Inc.                              13

CNG Vehicle Parts and Maintenance            Industrial Process Solutions Inc.                                10

CNG Vehicle Parts                            Gerhardt's Inc.                                                   6

CNG Vehicle Maintenance                      Hoerbiger Service Inc.                                            6

Legal Services                               Dickstein Shapiro Morin & Oshinsky LLP                          (46)

Expenses of Service Company Employees                                                                        349

CNG Service Contracts                                                                                       (425)

Miscellaneous                                                                                                 11
                                                                                                    -------------

TOTAL                                                                                                      $ 100
                                                                                                    =============

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                        SEE NOTES TO FINANCIAL STATEMENTS

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                         $ 198,328
Total Investments                                                    $       -
Total Current And Accrued Assets                                     $ 502,294
Total Deferred Debits                                                $  19,637
Balancing Amount for Total Assets and Other Debits                   $       -
Total Assets and Other Debits                                        $ 720,259
Total Proprietary Capital                                            $  36,345
Total Long-Term Debt                                                 $ 348,044
Total Other Noncurrent Liabilities                                   $   7,416
Notes Payable                                                        $       -
Notes Payable to Associate Companies                                 $       -
Balancing Amount for Total Current and Accrued Liabilities           $ 275,976
Total Deferred Credits                                               $   1,073
Accumulated Deferred Income Tax Credits                              $  51,405
Total Liabilities and Proprietary Capital                            $ 720,259
Services Rendered to Associate Companies                             $ 619,119
Services Rendered to Nonassociate Companies                          $       -
Miscellaneous Income or Loss                                         $       -
Total Income                                                         $ 619,119
Salaries and Wages                                                   $ 151,572
Employee Pensions and Benefits                                       $       -
Balancing Amount for Total Expenses                                  $ 458,178
Total Expenses                                                       $ 609,750
Net Income (Loss)                                                    $   9,369
Total Cost of Service (Direct Costs)                                 $ 146,524
Total Cost of Service (Indirect Costs)                               $ 442,262
Total Cost of Service (Total)                                        $ 609,750
Number of Personnel End of Year                                          3,173

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2002

                               ORGANIZATION CHART


        Chairman and Chief Executive Officer

            President - Energy Assets and Supply Group
            President - Energy Delivery and Customer Relationship Group

                 Executive Vice President - Client Services Executive Vice President - Electric Operations Executive Vice President - KeySpan Energy Delivery New England Executive Vice President & Chief Administrative Officer Executive Vice President & Chief Financial Officer Executive Vice President & Chief Strategy Officer

                      Senior Vice President - Regulatory Affairs &
                      Chief Accounting Officer Senior Vice President - Corporate Affairs Senior Vice President - Corporate Development & Asset Management Senior Vice President & General Counsel Senior Vice President - Strategic Marketing & E-Business Senior Vice President - Human Resources Senior Vice President - Gas Operations New York

                          Vice President - Business Transformation Vice President - Client Services, New England Vice President - Community Affairs & Environmental Policy Vice President - Compensation & Benefits Vice President - Corporate Affairs-New England Vice President - Customer Relations Vice President - Customer Strategy Vice President - Employee & Labor Relations Vice President - Environmental Engineering & Operations Vice President - Information Technology Vice President - Information Technology Vice President - Property & Security
                          Vice President - Sales & Marketing, KeySpan
                          Energy Delivery New England Vice President -
                          Strategic Planning Vice President & Chief
                          Risk Officer Vice President & Controller Vice President & General Auditor Vice President & Secretary Vice President & Treasurer

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.   Description of Services Offered by KeySpan Corporate Services

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.


Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan Corporation and its operating subsidiaries and its outlook within the financial community, enhancing KSE's position in the energy industry; balancing

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)



and diversifying shareholder investment in KSE through a wide range of activities; providing feedback to KSE and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.


Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions.


Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.


6.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client
Companies.   Develop  and  administer   quality  assurance  programs  of  Client
Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.


7.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as



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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and EEO programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.


8.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.






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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


9.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.


10.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.


11.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.


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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations.


12.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations


13.   Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.

B.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.



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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.


Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.




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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.
-----------------------------------------------------------------------

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Corporate Affairs                           3-point formula



         Customer Services                           # of  phone calls
                                                     # of bills
                                                     # of meters
                                                     3-point formula

         Environmental Services                      Clearing
                                                     Property
                                                     3-point formula

         Executive and Administrative                3-point formula

         Financial Services                          3-point formula
                                                     Property
                                                     # of Meters
                                                     # of Bills

         General Engineering                         Clearing
                                                     Property
                                                     3-point formula

         Human Resources                             # of Employees
                                                     3-point formula

         Information Technology                      # of Meters
                                                     # of employees
                                                     Revenue


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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

           Service Company Cost Allocation Policy & Procedure (Cont'd)

                                                     Clearing
                                                     3-point formula

         Legal and Regulatory                        3-point formula

         Marketing and Sales                         3-point formula


         Operating Services                          sendout
                                                     # of bills
                                                     # of meters
                                                     # of vehicles
                                                     % of square footage
                                                        occupied
                                                     # of employees
                                                     Clearing
                                                     3-point formula
         Research and Development                    3-point formula

         Strategic Planning and Corporate
         Performance                                 3-point formula





Definition of Allocation Factors to be used by KCS


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.



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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)



# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.






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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


                      For the Year Ended December 31, 2002

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Corporate Services for the year ended December 31, 2002.

As of December 31, 2002, KeySpan Corporate Services had notes payable to KeySpan Corporation in the amount of $348,044,311. The interest rates on these borrowings ranged from 5.15% to 8.20%. Interest of $25,674,494 was accrued and billed to the client companies.

During 2002, KeySpan Corporate Services incurred other interest of $83,422 related to the Deferred Compensation Plan.

In 2002, interest income in the amount of $953,342 was accrued on positive cash balances and pushed down to the client companies.

KeySpan  Corporate   Services  billed  $5,528,000  to  associate   companies  as
compensation for the use of equity capital.

All interest was billed to each client company on the net plant allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:


                                                    Borrowed             Equity
                                                   Capital               Capital               Total
                                             --------------------  -------------------  --------------------
Boston Gas Company                                  $     19,231          $         -          $     19,231
KeySpan Electric Services LLC                         12,231,721            2,730,000            14,961,721
KeySpan Generation LLC                                 1,350,405              301,000             1,651,405
KeySpan Gas East Corporation                           3,759,129              839,000             4,598,129
The Brooklyn Union Gas Company                         5,451,796            1,218,000             6,669,796
KeySpan Ravenswood Services Corp.                      1,864,061              416,000             2,280,061
KeySpan Energy Trading Services LLC                       60,555               12,000                72,555
KeySpan Services, Inc.                                    67,676               12,000                79,676
                                             --------------------  -------------------  --------------------
Total                                               $ 24,804,574          $ 5,528,000          $ 30,332,574
                                             ====================  ===================  ====================




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                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                    KEYSPAN CORPORATE SERVICES LLC
                                    ------------------------------
                                      (Name of Reporting Company)




                                    By: /s/ Theresa A. Balog
                                    ------------------------------
                                    (Signature of Signing Officer)


                                     Theresa A. Balog
                                     Vice President and Controller
                                     -----------------------------
                                     (Printed Name & Title of Signing Officer)

                                     Date: April 30, 2003
                                     --------------------